UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                    THE SECURITIES EXCHANGE ACT OF 1934




For the month of December, 2002.


                      IGN Internet Global Network Inc.
------------------------------------------------------------------------------
               (Translation of registrant's name into English)


            1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2
------------------------------------------------------------------------------
                   (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                               Yes  X       No


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3679

                      IGN INTERNET GLOBAL NETWORK INC.

                     CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001 AND 2000





AUDITOR'S REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.             SUITE 1104 - 750 WEST PENDER ST.
CERTIFIED GENERAL  ACCOUNTANT                  VANCOUVER, BRITISH COLUMBIA
                                                            CANADA V6C 2T8

                                                   TELEPHONE:(604)683-0343
                                                        FAX: (604)683-4499




                                AUDITOR'S REPORT


To the Shareholders,
IGN Internet Global Network Inc.

I have audited the consolidated balance sheet of IGN INTERNET GLOBAL NETWORK INC. as at June 30, 2001 and the consolidated statements of operations, deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company as at June 30, 2000 were audited by other auditors, whose report dated September 15, 2000 expressed an unqualified opinion on these statements.




                                      CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C.
November 7, 2001

                       IGN INTERNET GLOBAL NETWORK INC.

          CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2001 AND 2000

                              ASSETS
                              ------
                                                  2001              2000
                                                  ----              ----
CURRENT ASSETS
  Cash and short-term investments           $   18,194       $   560,201
  Accounts receivable                                -            19,604
  Receivable on sale of capital assets               -            23,352
  Prepaid expenses                                 115            60,006
                                            ----------       -----------
                                                18,309           663,163

CAPITAL ASSETS (Note 4)                         51,147           415,848
                                            ----------       -----------
                                            $   69,456      $  1,079,011
                                            ==========      ============


                          LIABILITIES
                          -----------
CURRENT LIABILITIES
  Accounts payable and accrued liabilities  $   73,413      $     68,612
  Customer deposits                                  -            12,404
  Due to related parties                        27,094             1,247
                                            ----------       -----------
                                               100,507            82,263
                                            ----------       -----------

NON-CONTROLLING INTEREST                       124,919           152,960
                                            ----------       -----------

                     SHAREHOLDERS' EQUITY
                     --------------------

SHARE CAPITAL (Note 5)                      13,503,911        13,503,911

DEFICIT                                    (13,659,881)      (12,660,123)
                                            ----------       -----------
                                              (155,970)          843,788
                                            ----------       -----------
                                            $   69,456      $  1,079,011
                                            ==========      ============

Commitments and contingencies (Note 8)

APPROVED BY THE DIRECTORS:

  "Praveen Varshney" Director
---------------------

  "Peeyush Varshney" Director
---------------------


The accompanying notes are an integral part of the financial statements.

                       IGN INTERNET GLOBAL NETWORK INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                   FOR YEARS ENDED JUNE 30, 2001 AND 2000

                                                  2001              2000
                                                  ----              ----
REVENUE                                     $   47,042       $    59,401

EXPENSES
  Amortization                                 348,131           732,476
  Bank charges and interest                      4,427             5,084
  Bad debt                                       7,401                 -
  Consulting                                    67,391             7,312
  Foreign exchange loss                            218             1,955
  Management fees                               69,000            41,946
  Office administration                         42,771            11,254
  Other                                              -            13,640
  Professional fees                             64,252           108,454
  Regulatory fees, transfer agent and
     shareholder information                    13,464            12,101
  Rent                                          19,993             9,763
  Sales and marketing                           72,624            48,652
  Software maintenance                         124,704           186,464
  Telephone and internet                        83,545            52,875
  Travel                                         9,548            11,604
  Wages and benefits                           150,630           143,243
                                            ----------       -----------
                                             1,078,099         1,386,823
                                            ----------       -----------

LOSS BEFORE THE UNDERNOTED ITEMS            (1,031,057)       (1,327,422)
   Interest and other income                    16,552            20,610
   Write-down of capital assets                (13,566)          (31,187)
   Gain on forgiveness of debt                   1,803             8,157
   Loss on disposal of capital assets          (27,616)                -
                                            ----------       -----------
LOSS FOR THE YEAR BEFORE
  NON-CONTROLLING INTEREST                  (1,053,884)       (1,329,842)

NON-CONTROLLING INTEREST                        54,126            83,339
                                            ----------       -----------
NET LOSS FOR THE YEAR                         (999,758)       (1,246,503)

DEFICIT, BEGINNING OF YEAR                 (12,660,123)      (11,413,620)

DEFICIT, END OF YEAR                      $(13,659,881)     $(12,660,123)
                                            ----------       -----------

LOSS PER SHARE                            $      (0.10)     $      (0.13)
                                            ----------       -----------

  The accompanying notes are an integral part of the financial statements

                       IGN INTERNET GLOBAL NETWORK INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED JUNE 30, 2001 AND 2000


                                                        2001                    2000
                                                        ----                    ----
OPERATING ACTIVITIES

  Net loss for the year                          $  (999,758)         $   (1,246,503)
  Items not involving cash:
    Amortization                                     348,131                 732,476
    Bad debt                                           7,401                       -
    Write-down of capital assets                      13,566                  31,187
    Gain on forgiveness of debt                       (1,803)                 (8,157)
    Loss on disposal of capital assets                27,616                       -
    Non-controlling interest                         (54,126)                (83,339)

  Cash provided (used) by net changes in
    non-cash working capital items:
  Accounts receivable                                 42,956                 (16,434)
  Prepaid expenses                                    59,891                 (33,524)
  Accounts payable and accrued liabilities             4,801                (111,566)
  Customer deposits                                  (12,404)                  1,378
  Due to related parties                              25,847                   1,247
                                                 -----------          --------------
                                                    (537,872)               (733,235)
                                                 -----------          --------------

INVESTING ACTIVITIES

  Additions to capital assets                         (9,136)                (14,015)
  Proceeds on disposal of capital assets               5,001                  68,945
                                                 -----------          --------------
                                                      (4,135)                 54,930
FINANCING ACTIVITIES

  Special warrants                                         -                 600,000
  Net proceeds from issuance of common shares              -                  35,000
                                                 -----------          --------------
                                                           -                 635,000

DECREASE IN CASH AND SHORT
  TERM INVESTMENTS                                  (542,007)                (43,305)

CASH AND SHORT-TERM INVESTMENTS,
  BEGINNING OF YEAR                                  560,201                 603,506
                                                 -----------          --------------

CASH AND SHORT-TERM INVESTMENTS,
  END OF YEAR                                    $    18,194          $      560,201
                                                 ===========          ==============

       The accompanying notes are an integral part of the financial statements.

                       IGN INTERNET GLOBAL NETWORK INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001 AND 2000


1. NATURE AND CONTINUANCE OF OPERATIONS

   The Company is in the business, through its subsidiaries, of providing and developing internet services, including gaming, financial services, advertising, commerce and broadcasting.

   These financial statements have been prepared on the going concern basis. The Company commenced commercial operations in the 1998 fiscal year, and had ceased operations on April 1, 2001 as there is too much competition in the internet casinos market. The Company is exploring other sources of action, including the divestiture of the casino and/or other components of the Company. The application of the going concern concept is dependent upon the Company's ability to obtain necessary financing to meet its working capital requirements, and to realize its capital assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a)  Principles of Consolidation
       ---------------------------

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries INTERFI Financial Services Inc. (incorporated in Nevada, USA), Winstreak Services Limited (incorporated in British Columbia, Canada) and IGN (BVI) Inc. (incorporated in British Virgin Islands) which holds all the issued and outstanding voting common shares of Internet Global Network (Barbados) Inc. (incorporated in Barbados) and subsidiaries. The major subsidiaries of Internet Global Network (Barbados) Inc. are INTERFI Corporation (incorporated in St. Kitts) (wholly-owned) and Winventure Limited (incorporated in British Virgin Islands) (86% owned) and Winventure Limited's wholly-owned subsidiary WinStreak Limited (incorporated in St. Kitts). The Company and IGN (BVI) Inc. are beneficiaries of The InterActive Technology Trust which holds all of the issued and outstanding non-voting common shares of Internet Global Network (Barbados) Inc.

       All material intercompany transactions and balances are eliminated on consolidation.

IGN INTERNET GLOBAL NETWORK INC.                                         Page 2
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2001 AND 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

   b)  Capital Assets
       --------------

       Capital assets are carried at cost less accumulated amortization. Annual rates of amortization are as follows:

       Computer hardware                    - 30% declining balance
       Computer software, acquired          - 100% straight-line
       Furniture, fixtures and equipment    - 20% declining balance
       Deferred software development costs  - straight-line, not exceeding three years
       Internet gaming registration fee     - straight-line, not exceeding
                                              two years

       Costs incurred to develop internal-use computer software are capitalized during the application development stage only. Costs capitalized include external direct costs of materials and services consumed in developing internal-use software, and the excess purchase price over the net book value of assets acquired pursuant to additional ownership interests purchased in Winventure Limited (Note 3). All other costs incurred to develop internal-use computer software are expensed as incurred. Software development costs are amortized on a straight-line basis over a period not exceeding three years.

       Registration fees and related costs relating to an internet gaming licence in St. Kitts are deferred and amortized on a straight-line basis over two years.

   c)  Foreign Currency Translation
       ----------------------------

       Integrated foreign operations and foreign denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

   d)  Income Taxes
       ------------

       The Company has accounted for income taxes by the deferral method whereby deferred income taxes are recognized for differences in the timing for accounting and income tax purposes.

IGN INTERNET GLOBAL NETWORK INC.                                         Page 3
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2001 AND 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

   e)  Revenue Recognition
       -------------------

       Gaming revenue is recorded based on the net win from gaming operations during the year.

   f)  Loss per Share
       --------------

       Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

   g)  Use of Estimates
       ----------------

       The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the recoverability of capital assets, and the collectibility of accounts receivable. Actual results could differ from those estimates.

   h)  Financial Instruments
       ---------------------

       The carrying amounts reported in the balance sheet for cash and short-term investments, accounts receivable, receivable on sale of capital assets, accounts payable and accrued liabilities, customer deposits, and amounts due to related parties approximate their fair values due to the short-term to maturity of these instruments.

   i)  Stock-based Compensation
       ------------------------

       No compensation expense is recognized when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

IGN INTERNET GLOBAL NETWORK INC.                                         Page 4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2001 AND 2000


3. ACQUISITIONS OF FURTHER INTERESTS IN SUBSIDIARY

   Winventure Limited ("Winventure") and its wholly owned subsidiary, Winstreak Limited, carried out the internet gaming development and operation activities of the Company. Winventure has two other shareholders, one of which is a related party. During the year ended June 30, 2001, the Company acquired, through Internet Global Network (Barbados) Inc., an additional 0.21% (2000 - 0.40%) ownership interest in Winventure as a result of successive cash investments for common shares of Winventure. The additional ownership interest obtained during the year resulted in the Company owning approximately 86% (2000 - 86%) of the outstanding common shares of Winventure as at June 30, 2001.

   The additional acquisitions have been accounted for using the purchase method. Cash consideration of $28,388 (2000 - $43,885) paid for the additional 0.21% (2000 - 0.40%) interest exceeds the book value of the identifiable net assets acquired of $2,305 (2000 - $4,723) by $26,083
   (2000 - $39,162).  The excess purchase price of $26,083(2000 - $39,162) was allocated to deferred software development costs.

4. CAPITAL ASSETS

                                                            2001
                                            ------------------------------------
                                                          Accumulated   Net book
                                             Cost        amortization     value
                                             ----        ------------   --------
Computer hardware                     $  157,407         $  114,439   $  42,968
Computer software, acquired              592,034            589,359       2,675
Furniture, fixtures and equipment          5,032              1,782       3,250
Deferred software development costs      895,287            893,033       2,254
                                      ----------          ---------   ---------
                                      $1,649,760         $1,598,613   $  51,147
                                      ==========         ==========   =========

                                                            2000
                                            ------------------------------------
                                                          Accumulated   Net book
                                             Cost        amortization     value
                                             ----        ------------   --------
Computer hardware                      $  255,134        $   155,767 $    99,367
Computer software, acquired               582,899            581,890       1,009
Furniture, fixtures and equipment          53,852             27,756      26,096
Deferred software development costs     1,799,021          1,509,645     289,376
Internet gaming registration fee          302,960            302,960           -
                                       ----------          ---------   ---------
                                      $ 2,993,866        $ 2,578,018  $  415,848
                                      ===========        ===========  ==========

IGN INTERNET GLOBAL NETWORK INC.                                         Page 5
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2001 AND 2000

5. SHARE CAPITAL

   a) Authorized
      ----------

      150,000,000 common shares without par value.

   b) Issued and Fully Paid
      ---------------------

                                                  Number of shares            Amount
                                                  ----------------            ------
Balance, June 30, 1999                            8,611,280                $ 12,343,911

   Issued during the year for cash pursuant to:
      Private placement                           1,000,000                     600,000
      Exercise of options                            54,000                      35,000
      Exercise of special warrants                  500,000                     525,000
      Issued for finder's fee                       148,500                     111,600
      Less issuance costs                                 -                    (111,600)
                                                 ----------                ------------
Balance, June 30, 2000 and 2001                  10,313,780                $ 13,503,911
                                                 ==========                ============

   c) Stock Options
      -------------

      The Company has 514,000 stock options outstanding in total
      (2000 - 849,000).  Summaries of options granted are as follows:

                                     Number of            Weighted average
                                      shares              exercise price
                                     ---------            ----------------
Balance, June 30, 1999              854,000               $    1.27
   Granted                          100,000                    0.62
   Exercised                        (54,000)                   0.65
   Cancelled / expired              (51,000)                   1.00
                                    -------
Balance, June 30, 2000              849,000                    0.62
   Cancelled / expired             (335,000)                   0.19
                                    -------
Balance, June 30, 2001              514,000                    0.19
                                    =======

During the year ended June 30, 2001, 849,000 stock options with an exercise price of $0.62 per share were amended to an exercise price of $0.19 per share.

IGN INTERNET GLOBAL NETWORK INC.                                         Page 6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2001 AND 2000


5. SHARE CAPITAL - continued

   As at June 30, 2001, the following stock options were outstanding:

   Number of shares       Exercise price       Expiry date
   ----------------       --------------       -----------

       390,000               $  0.19           October 13, 2003
        54,000                  0.19           March 3, 2004
        70,000                  0.19           January 24, 2002

   d) Shares held in Escrow
      ---------------------

      The Company has 2,125,000 (2000 - 2,125,000) common shares, subject to an escrow agreement, which may not be transferred, assigned or otherwise dealt with without the consent of regulatory authorities. The holders of these shares have full voting rights while these shares are held in escrow.

   e) Share Purchase Warrants
      -----------------------

      As at June 30, 2001 there are 1,000,000 share purchase warrants outstanding. Each share purchase warrant entitles the holder to purchase an additional common share at $0.75 per share for a period of two years expiring March 9, 2002.


6. INCOME TAXES

   The Company has approximately $3,645,000 non-capital Canadian income tax loss carry forwards which expire as follows:

   2002        $    86,000
   2003             56,000
   2004            701,000
   2005          1,304,000
   2006            653,000
   2007            398,000
   2008            447,000
               -----------
               $ 3,645,000
               -----------

   The tax benefit of these losses has not been reflected in the financial statements.

IGN INTERNET GLOBAL NETWORK INC.                                         Page 7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2001 AND 2000


7. RELATED PARTY TRANSACTIONS

   (a) During the year, the Company paid $60,000 (2000 - $30,000) to a company controlled by a director of the Company for management services.

   (b) During the year, the Company paid $12,000 (2000 - $6,000) for administrative services to a company controlled by a director of the Company.

   (c) During the year, the Company paid $Nil (2000 - $994) for internet services to a company with common directors.

   (d) During the year, the Company paid $12,381 (2000 - $9,763) for rental charges to a company with common directors.


8. COMMITMENTS AND CONTINGENCIES

   a) The Company entered into management service agreements with two companies controlled separately by two directors of the Company during the year ended June 30, 2000. The Company was retained for a period of three years commencing January 1, 2000, to provide general management and administrative services at a monthly charge of $5,000 and $1,000 respectively.

   b) A lawsuit was filed against the Company in the United States District Court, District of Massachusetts relating to an alleged failure to pay U.S. $76,500 of fees pursuant to a software licensing agreement. The suit was dismissed on March 27, 2001 for lack of jurisdiction. The Company is unaware as to whether the plaintiff would file other suits against it. The Company believes no amount is owing, and intends to vigorously defend any lawsuits. No amounts have been accrued in these financial statements in respect of the lawsuit.

9. SEGMENTED INFORMATION

   The Company had two reportable operating segments, being gaming and internet services. Internet services include financial services and advertising.
   The Company's operations and assets are located in Canada, Costa Rica and St. Kitts.

IGN INTERNET GLOBAL NETWORK INC.                                         Page 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2001 AND 2000

9. SEGMENTED INFORMATION -- continued

   a) Information about profit or loss and assets:

                                                   Internet
   2001                              Gaming           Services         Corporate       Total
   ----                              ------           --------         ---------       -----
   Revenues from external customers   $  47,042     $        -       $      -         $  47,042
   Amortization                         340,278              -          7,853           348,131
   Loss on disposal of capital
   assets                                27,616              -              -            27,616
   Loss from write-down of
   capital assets                        13,566              -              -            13,566
   Gain on forgiveness of debt                -              -          1,803             1,803
   Loss for the year                    509,450         20,010        470,298           999,758
   Total assets                          42,109         16,202         11,145            69,456
   Expenditures on capital assets             -              -          9,135             9,135

                                                   Internet
   2000                              Gaming           Services         Corporate       Total
   ----                              ------           --------         ---------       -----
   Revenues from external customers  $  59,401      $        -       $         -      $  59,401
   Amortization                        715,483          14,921             2,072        732,476
   Loss from write-down
   of capital assets                    14,993          12,266             3,928         31,187
   Gain on forgiveness of debt               -         (12,621)            4,464         (8,157)
   Loss for the year                   829,987          23,655           392,861      1,246,503
   Total assets                        440,644          28,879           609,488      1,079,011
   Expenditures on capital assets        8,984               -             5,031         14,015


   b) Geographic information:

                                2001                            2000
                    -------------------------         --------------------------
                    Revenues   Capital assets         Revenues   Capital assets
                    --------   --------------         --------   ---------------
   Canada            $      -     $   28,149             $      -    $    79,395
   Costa Rica               -         14,843                    -        142,667
   St. Kitts           47,042          8,155               59,401        193,786
                     --------     ----------              -------    -----------
                     $ 47,042     $   51,147             $ 59,401    $   415,848
                     --------     ----------              -------    -----------

Revenues are attributed to geographic segment based on location of subsidiary or operating division.

IGN INTERNET GLOBAL NETWORK INC.
Supplementary Information, page 1

June 30, 2001
(Unaudited - Prepared by Management)

Section 1
---------

================================================================================
Breakdown, By Major Category of Consulting Fees during the fiscal year-to-date:
--------------------------------------------------------------------------------

Accounting                                                           $    51,856
Customer Service                                                           7,555
Database Administration                                                    6,480
Web site Consulting                                                        1,500
--------------------------------------------------------------------------------
                                                                     $    67,391
================================================================================

================================================================================
Breakdown, By Major Category of Office and Administration Fees during the fiscal year-to-date:
--------------------------------------------------------------------------------

Administrative services                                              $    14,164
Courier services                                                           3,529
Computer consumables and repairs                                           3,346
Insurance                                                                  2,060
Office                                                                    13,932
Printing and stationery                                                    1,329
Storage facilities                                                         2,711
Training courses                                                           1,700
--------------------------------------------------------------------------------
                                                                     $    42,771
================================================================================

================================================================================
Breakdown, By Major Category of Professional Fees during the fiscal year-to-date:
--------------------------------------------------------------------------------

Audit and accounting                                                 $    50,123
Legal                                                                     14,129
--------------------------------------------------------------------------------
                                                                     $    64,252
================================================================================

================================================================================
Breakdown, By Major Category of Sales and Marketing costs during the fiscal year-to-date:
--------------------------------------------------------------------------------

Advertising and promotion                                            $    35,864
Corporate and marketing services                                          36,760
--------------------------------------------------------------------------------
                                                                     $    72,624
================================================================================

================================================================================
Breakdown, By Major Category of Telephone and Internet costs during the fiscal year-to-date:
--------------------------------------------------------------------------------

Telephone                                                            $     3,989
Internet and Collocation                                                  79,556
--------------------------------------------------------------------------------
                                                                     $    83,545
================================================================================

================================================================================
Transactions with Non-Arms Length Parties during the fiscal year-to-date:
--------------------------------------------------------------------------------
Management fees of $60,000 and administrative fees of $12,000 paid to a company owned by a Director of the Company. Director's fees of $9,000 paid to a Director of the Company.

IGN INTERNET GLOBAL NETWORK INC.
Supplementary Information, page 2

June 30, 2001
(Unaudited - Prepared by Management)

Section 2
---------


A.  Securities Issued During Quarter Ended June 30, 2001:
=============================================================================================
Date of  Type of Security  Type of Issue  Number of        Total     Type of
Issue                                     Shares    Price  Proceeds  Consideration Commission
---------------------------------------------------------------------------------------------

NIL.



B.  Options Granted During Quarter Ended June 30, 2001:
=========================================================================
Date of   Type of Security  Type of Issue  Number of  Expiry  Date
Issue                                      Shares     Price
-------------------------------------------------------------------------

NIL.


Section 3

A. Authorized and Issued Share Capital as at June 30, 2001:

   Authorized share capital - 150,000,000 common shares without par value.

   A total of 10,313,780 shares have been issued for a total of $13,503,911.

B. Options,Warrants and Convertible Securities Outstanding as at June 30, 2001:

   --------------------------------------------------------------------------------
   Type of                  Number            Exercise or
   Security              Or Amount         Convertible Price         Expiry Date
   --------------------------------------------------------------------------------

   Stock Options           70,000              $0.19               January 24, 2002
                          390,000              $0.19               October 13, 2003
                           54,000              $0.19                  March 3, 2004

   Warrants             1,000,000              $0.75                  March 9, 2002
   --------------------------------------------------------------------------------

C. Shares in Escrow or Subject to Pooling as at June 30, 2001:

   Common shares in escrow - 2,125,000

D. List of Directors and Officers as at June 30, 2001:

   Praveen K. Varshney                     Director & President
   Peeyush K. Varshney                     Director
   Warren Eugene                           Director
   Sieglinde Riedi Kammer                  Director

IGN INTERNET GLOBAL NETWORK INC.
Management Discussion, page 1
June 30, 2001

Message to Shareholders

Financial Results:
------------------

During the year ended June 30, 2001, IGN Internet Global Network Inc. ("IGN" or the "Company") recorded a loss of $999,758 compared with a loss of $1,246,503 in 2000. The decrease in loss was primarily due to a decrease in amortization of capital assets.

A sales and marketing campaign for the casino operations commenced in November 2000 with promotional incentives used to encourage our customers to experience our software. This resulted in revenues of $47,042 to the end of June 2001.

Expenses for the year ended June 30, 2001 were $1,078,099, compared to $1,386,823 in the previous year. Sales and marketing expenses increased from $48,652 in 2000 to $72,624 in 2001 due to an increase in marketing and promotional activities leading up to, and including, the re-opening of WinStreak's Internet gaming operations. Software maintenance and development expenses increased from $186,464 in 2000 to $124,704 in 2001 due to a decrease in programming activities.

Operations Update:
------------------

During the second quarter, IGN commenced marketing both its casino operations through the Company's subsidiary, WinStreak, and its offshore e-commence operations through the Company's subsidiary, Interfi.

WinStreak launched the latest version of its Internet gaming software, Casinos of the World version 3.0 in July 2000, and had been working on the launch of its version 3.2 which was expected in March 2001. The launch was delayed to focus on operations.

On July 21, 2000, WinStreak announced that it had launched its second themed casino, Wild Wild West Casino (www.wildwildwestcasino.com), featuring a uniquely designed Western theme including high resolution graphics and animations, digital sounds and music, and Win Streak's full repertoire of casino games consisting of blackjack, video poker, roulette, video keno and various slot games, including single-line slots and the only eight-line slots on the Internet.

Effective at the end of April 2001, management slowed operations to conserve financial resources. The market has been saturated with internet casinos and there is a probability that Las Vegas casinos will enter the marketplace.

Thus, other courses of action are being explored including the divestiture of the casino and/or other components of the company.

Management would like to thank you for your continued support as we face the economic reality affecting many businesses right now in the current business environment.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney
Director

November 15, 2001

                           IGN INTERNET GLOBAL NETWORK INC.

                           CONSOLIDATED FINANCIAL STATEMENTS
                                JUNE 30, 2002 AND 2001


AUDITOR'S REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC..                SUITE 1104-750 WEST PENDER STREET
CERTIFIED GENERAL ACCOUNTANT                        VANCOUVER, BRITISH COLUMBIA
                                                                 CANADA V6C 2T8
Jerry A. Minni, C.G.A.*
Geoffrey S. V. Pang, C.G.A., FCCA **                   TELEPHONE: (604)683-0343
                                                             FAX: (604)683-4499
*  Incorporated Professional
** Associate


                               AUDITOR'S REPORT 1


To the Shareholders,
IGN Internet Global Network Inc.

I have audited the consolidated balance sheets of IGN INTERNET GLOBAL NETWORK INC. as at June 30, 2002 and 2001 and the consolidated statements of operations, deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the B.C. Company Act, I report that, in my opinion, these principles have been applied on a basis with that of the preceding year.


                                         "J.A. Minni & Associates Inc."
                                          CERTIFIED GENERAL ACCOUNTANT


Vancouver, B.C.
August 20, 2002

                           IGN INTERNET GLOBAL NETWORK INC.

               CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2002 AND 2001

                        ASSETS
                        ------
                                                    2002               2001
                                                    ----               ----
CURRENT ASSETS
   Cash and short-term investments             $   9,757        $    18,194
   Accounts receivable                             3,509                  -
   Prepaid expenses                                    -                115
                                               ---------        -----------
                                                  13,266             18,309

CAPITAL ASSETS (Note 4)                            2,275             51,147
                                               ---------        -----------
                                                $ 15,541        $    69,456
                                               =========        ===========

                      LIABILITIES
                      -----------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities     $ 66,726        $    73,413
   Due to related parties                        128,471             27,094
                                                --------        -----------
                                                 195,197            100,507
                                                --------        -----------

NON-CONTROLLING INTEREST                         120,050            124,919
                                                --------        -----------

                    SHAREHOLDERS' EQUITY
                    ---------------------
SHARE CAPITAL (Note 5)                        13,503,911         13,503,911

DEFICIT                                      (13,803,617)       (13,659,881)
                                             -----------        -----------
                                                (299,706)          (155,970)
                                             -----------        -----------
                                               $  15,541        $    69,456
                                             ===========        ===========


APPROVED BY THE DIRECTORS:

 "Praveen Varshney"
--------------------------

"Peeyush Varshney"
--------------------------

The accompanying notes are an integral part of the financial statements.

                           IGN INTERNET GLOBAL NETWORK INC.

                  CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                        FOR YEARS ENDED JUNE 30, 2002 AND 2001

                                                    2002               2001
                                                    ----               ----
REVENUE                                        $    6,538       $    47,042
                                               ----------       -----------
EXPENSES
   Amortization                                     3,650           348,131
   Bank charges and interest                        1,257             4,427
   Bad debt                                             -             7,401
   Consulting                                           -            67,391
   Foreign exchange loss                            1,368               218
   Management fees                                 57,500            69,000
   Office and administration                       15,495            42,771
   Professional fees                               13,926            64,252
   Regulatory fees, transfer agent and
     shareholder information                        8,781            13,464
   Rent                                            21,506            19,993
   Sales and marketing                                301            72,624
   Software maintenance                           (16,027)          124,704
   Telephone and internet                             903            83,545
   Travel                                             808             9,548
   Wages and benefits                               1,256           150,630
                                               ----------       -----------
                                                  110,724         1,078,099
                                               ----------       -----------

LOSS BEFORE THE UNDERNOTED ITEMS                 (104,186)       (1,031,057)
   Interest and other income                          804            16,552
   Write-down of capital assets                   (43,370)          (13,566)
   Gain on forgiveness of debt                          -             1,803
   Loss on disposal of capital assets                   -           (27,616)
                                               ----------       -----------
LOSS FOR THE YEAR BEFORE
   NON-CONTROLLING INTEREST                      (146,752)       (1,053,884)

NON-CONTROLLING INTEREST                            3,016            54,126

NET LOSS FOR THE YEAR                            (143,736)         (999,758)

DEFICIT, BEGINNING OF YEAR                    (13,659,881)      (12,660,123)
                                               ----------       -----------

DEFICIT, END OF YEAR                        $ (13,803,617)    $ (13,659,881)
                                            -------------     -------------

LOSS PER SHARE                              $       (0.02)    $       (0.10)
                                            -------------     -------------

   The accompanying notes are an integral part of the financial statements

                           IGN INTERNET GLOBAL NETWORK INC.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                       FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

                                                    2002               2001
                                                    ----               ----
OPERATING ACTIVITIES
   Net loss for the year                       $  (143,736)     $  (999,758)
   Items not involving cash:
      Amortization                                   3,650          348,131
      Bad debt                                           -            7,401
      Write-down of capital assets                  43,370           13,566
      Gain on forgiveness of debt                        -
      Loss on disposal of capital assets                 -           27,616
      Non-controlling interest                      (3,016)         (54,126)
                                               -----------      -----------
                                                   (99,732)        (658,973)

Cash provided (used) by net changes in
   non-cash working capital items:
Accounts receivable                                 (3,509)          42,956
Prepaid expenses                                       115           59,891
Accounts payable and accrued liabilities            (6,688)           4,801
Customer deposits                                        -          (12,404)
Due to related parties                             101,377           25,847
                                               -----------      -----------
                                                    (8,437)        (537,872)
                                               -----------      -----------

INVESTING ACTIVITIES

Additions to capital assets                              -           (9,136)
Proceeds from disposal of capital assets                 -            5,001
                                               -----------      -----------
                                                         -           (4,135)
                                               -----------      -----------

DECREASE IN CASH AND SHORT
   TERM INVESTMENTS                                 (8,437)        (542,007)

CASH AND SHORT-TERM INVESTMENTS,
BEGINNING OF YEAR                                   18,194          560,201
                                               -----------      -----------
CASH AND SHORT-TERM INVESTMENTS,
END OF YEAR                                    $     9,757      $    18,194
                                               ===========      ===========

   The accompanying notes are an integral part of the financial statements.

                           IGN INTERNET GLOBAL NETWORK INC.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                JUNE 30, 2002 AND 2001


I. NATURE AND CONTINUANCE OF OPERATIONS

   The Company has been designated as inactive effective June 1, 2002 by the TSX Venture Exchange.

   The Company was in the business, through its subsidiaries, of providing and developing internet services, including gaming, financial services, advertising, commerce and broadcasting.

   These consolidated financial statements have been prepared on the going concern basis. The Company commenced commercial operations in the 1998 fiscal year, and ceased operations on April 1, 2001 as there is too much competition in the internet casinos market. The Company is exploring other sources of action, including the divestiture of the casino and/or other components of the Company. The application of the going concern concept is dependent upon the Company's ability to obtain necessary financing to meet its working capital requirements, and to realize its capital assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a) Principles of Consolidation
      ---------------------------

      The consolidated financial statements include the accounts of the Company and its whollyowned subsidiaries INTERFI Financial Services Inc. (incorporated in Nevada, USA), Winstreak Services Limited (incorporated in British Columbia, Canada) and IGN (BVI) Inc. (incorporated in British Virgin Islands) which holds all the issued and outstanding voting common shares of Internet Global Network (Barbados) Inc. (incorporated in Barbados) and subsidiaries. The major subsidiaries of Internet Global Network (Barbados) Inc. are INTERFI Corporation (incorporated in St. Kitts) (wholly-owned) and Winventure Limited (incorporated in British Virgin Islands) (86% owned) and Winventure Limited's wholly-owned subsidiary WinStreak Limited (incorporated in St. Kitts). The Company and IGN (BVI) Inc. are beneficiaries of The InterActive Technology Trust which holds all of the issued and outstanding non-voting common shares of Internet Global Network (Barbados) Inc.

      All material intercompany transactions and balances are eliminated on consolidation.

IGN INTERNET GLOBAL NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001                                                   Page 2


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

   b) Capital Assets
      --------------

      Capital assets are carried at cost less accumulated amortization. Annual rates of amortization are as follows:

      Computer hardware                       - 30% declining balance
      Computer software, acquired             - 100% straight-line
      Deferred software development costs     - straight-line, not exceeding
                                                three years

      Costs incurred to develop internal-use computer software are capitalized during the application development stage only. Costs capitalized include external direct costs of materials and services consumed in developing internal-use software, and the excess purchase price over the net book value of assets acquired pursuant to additional ownership interests purchased in Winventure Limited (Note 3). All other costs incurred to develop internal-use computer software are expensed as incurred. Software development costs are amortized on a straight-line basis over a period not exceeding three years.

      Registration fees and related costs relating to an internet gaming licence in St. Kitts were deferred and amortized on a straight-line basis over two years.

   c) Foreign Currency Translation
      ----------------------------

      Integrated foreign operations and foreign denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

   d) Income Taxes
      ------------

      The Company has accounted for income taxes by the deferral method whereby deferred income taxes are recognized for differences in the timing for accounting and income tax purposes.

IGN INTERNET GLOBAL NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001                                                   Page 3


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

   e) Revenue Recognition
      -------------------

      Gaming revenue is recorded based on the net win from gaming operations during the year.

   f) Loss per Share
      --------------

      Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

   g) Use of Estimates
      ----------------

      The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the recoverability of capital assets. Actual results could differ from those estimates.

   h) Financial Instruments
      ---------------------

      The carrying amounts reported in the balance sheet for cash and short-term investments, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term to maturity of these instruments.

   i) Stock-based Compensation
      ------------------------

      No compensation expense is recognized when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

IGN INTERNET GLOBAL NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001                                                   Page 4


3. ACQUISITIONS OF FURTHER INTERESTS IN SUBSIDIARY

   Winventure Limited ("Winventure") and its wholly owned subsidiary, Winstreak Limited, carried out the internet gaming development and operation activities of the Company. Winventure has two other shareholders, one of which is a related party. During the year ended June 30, 2002, the Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure (2001 - 0.21 %). The Company owns approximately 86% of the outstanding common shares of Winventure as at June 30, 2002.

   In previous years, additional acquisitions had been accounted for using the purchase method whereby the excess purchase price over the book value of the identifiable net assets acquired was allocated to deferred software development costs.

4. CAPITAL ASSETS

                                                           2002
                                      -----------------------------------------------
                                                            Accumulated      Net book
                                          Cost              amortization      value
                                        -------             ------------    ---------
   Computer hardware                    $   5,032            $    2,757       $  2,275
   Computer software, acquired                  -                     -              -
   Deferred software development costs          -                     -              -
                                        ---------            ----------       --------
                                        $   5,032            $    2,757       $  2,275
                                        =========            ==========       ========

                                                           2001
                                      -----------------------------------------------
                                                            Accumulated      Net book
                                          Cost              amortization      value
                                        -------             ------------    ---------
   Computer hardware                    $ 162,439            $   116,221     $ 46,218
   Computer software, acquired            592,034                589,359        2,675
   Deferred software development costs    895,287                893,033        2,254
                                        ---------            ----------       --------
                                      $ 1,649,760            $ 1,598,613     $ 51,147
                                        =========            ==========       ========

IGN INTERNET GLOBAL NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001                                                   Page 5

5. SHARE CAPITAL

   a) Authorized
      ----------

      150,000,000 common shares without par value.

   b) Issued and Fully Paid
      ---------------------

                                        Number of shares                    Amount
                                        ----------------                    ------
      Balance, June 30, 2000 and 2001        10,313,780                  $ 13,503,911

      Cancellation of shares under escrow    (2,125,000)                            -
                                             ----------                  ------------
      Balance, June 30, 2002                  8,188,780                  $ 13,503,911
                                             ==========                  ============

   c) Stock Options

      The Company has 1,023,000 stock options outstanding in total (2001 - 514,000). Summaries of options granted are as follows:

                                       Number of                Weighted average
                                        shares                   exercise price
                                        ------                   --------------
     Balance, June 30, 2000             849,000                   0.62
       Cancelled / expired             (335,000)                  0.19
     Balance, June 30, 2001             514,000                   0.19
       Granted                          630,000                   0.10
       Cancelled/expired               (121,000)                  0.19
                                       ---------
     Balance, June 30, 2002           1,023,000                   0.10
                                      ==========

During the year ended June 30, 2002, 393,000 stock options with an exercise price of $0.19 (2000 - $0.62) per share were amended to an exercise price of $0.10 per share.

IGN INTERNET GLOBAL NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001                                                   Page 6

5. SHARE CAPITAL - continued

   As at June 30, 2002, the following stock options were outstanding:

   Number of shares      Exercise price     Expiry date
   ----------------      --------------     -----------
       390,000              $  0.10          October 13, 2003
         3,000                 0.10          March 3, 2004
       630,000                 0.10          January 25, 2007


   d) Shares held in Escrow
      ---------------------

      As at June 30, 2002 the common shares of the Company are not subject to any escrow agreement, which may not be transferred, assigned or otherwise dealt with without the consent of regulatory authorities.
      (2001 - 2,125,000)

   e) Share Purchase Warrants
      -----------------------

      As at June 30, 2002 there were no outstanding share purchase warrants (2001-1,000,000).
      The 1,000,000 share purchase warrants expired on March 9, 2002.

6. INCOME TAXES
   The Company has approximately $3,679,000 non-capital Canadian income tax loss carry forwards which expire as follows:

   2003       $    56,000
   2004           701,000
   2005         1,304,000
   2006           653,000
   2007           398,000
   2008           447,000
   2009           120,000
              -----------
               $3,679,000
              -----------

   The tax benefit of these losses has not been reflected in the financial statements.

IGN INTERNET GLOBAL NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001                                                   Page 7


7. RELATED PARTY TRANSACTIONS

   (a) During the year, the Company accrued $57,500 (2001 - $60,000) to a company controlled by a director of the Company for management services.

   (b) During the year, the Company accrued $12,000 (2001 - $12,000) for administrative services to a company controlled by a director of the Company.

   (c) During the year, the Company accrued $21,506 (2001 - $12,381) for rental charges and utilities to a company with common directors.

    d) The amounts due to related parties are interest free, unsecured, and are repayable on demand.

8. COMMITMENTS

   The Company entered into a management service agreement with a company controlled by a director of the Company to provide general management and administrative services at a monthly charge of $5,000 and $1,000 respectively for a period of three years to December 31, 2002. Effective June 1, 2002, the monthly management fee had been reduced to $2,500 as a result of the Company being designated as inactive by the TSX Venture Exchange.

9. SEGMENTED INFORMATION

   The Company had two reportable operating segments, being gaming and internet services. Internet services include financial services and advertising. The Company's operations and assets are located in Canada, Costa Rica and St. Kitts.

   a) Information about profit or loss and assets:


                                                   Internet
     2002                      Gaming               Services       Corporate         Total
     ----                      ------              ---------       ---------         -----
     Revenues from
      external customers      $ 6,538               $    -         $     -         $ 6,538
     Amortization                   -                    -           3,650           3,650
     Loss from write-down
      of capital assets        40,257                3,113               -          43,370
     Loss for the year         16,190                4,174         123,372         143,736
     Total assets                   3                9,665           5,873          15,541


IGN INTERNET GLOBAL NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2002 AND 2001
                                                                         Page 8
9. SEGMENTED INFORMATION -- continued


                                                   Internet
     2001                      Gaming               Services       Corporate         Total
     ----                      ------              ---------       ---------         -----
   Revenues from
     external customers         $ 47,042              $    -          $    -         $ 47,042
   Amortization                  340,278                   -           7,853          348,131
   Loss on disposal of capital
     assets                       27,616                   -               -           27,616
   Loss from write-down of
     capital assets               13,566                   -               -           13,566
   Gain on forgiveness of debt         -                   -           1,803            1,803
   Loss for the year             509,450              20,010         470,298          999,758
   Total assets                   42,109              16,202          11,145           69,456
   Expenditures on capital assets      -                   -           9,135            9,135


   b) Geographic information:

                                       2002                                  2001
                           -----------------------------         ------------------------------
                           Revenues       Capital assets         Revenues       Capital assets
                           --------       --------------         --------       --------------
   Canada                 $       -       $      2,275           $      -        $      28,149
   Costa Rica                     -                  -                  -               14,843
   St. Kitts                  6,538                  -             47,042                8,155
                           --------       ------------           --------        -------------
                           $  6,538       $      2,275           $ 47,042        $     51,147,
                           --------       ------------           --------        -------------

   Revenues are attributed to geographic segment based on location of subsidiary or operating division.

IGN INTERNET GLOBAL NETWORK INC.
Supplementary Information, page 1

June 30, 2002
(Unaudited - Prepared by Management)

Section 1
---------

-------------------------------------------------------------------------------
Transactions with Non-Arms Length Parties during the current fiscal year-to-date:
-------------------------------------------------------------------------------
During the year, the Company paid $57,500 to a company controlled by a director of the Company for management services.

During the year, the Company paid $12,000 for administrative services to a company controlled by a director of the Company.

During the year, the Company accrued $21,506 for rental charges and utilities to a company with common directors.
-------------------------------------------------------------------------------

Section 2
---------

A. Securities Issued During the Current Fiscal Year-To-Date:

=============================================================================================
Date of  Type of Security  Type of Issue  Number of        Total     Type of
Issue                                     Shares    Price  Proceeds  Consideration Commission
---------------------------------------------------------------------------------------------

NIL.


B. Options Granted During the Current Fiscal Year-To-Date:

=============================================================================================
Date of               Name of           Type of     Number of    Expiry      Expiry Date
Issue                 Optionee          Option      Shares       Price
---------------------------------------------------------------------------------------------
January 25, 2002    Peeyush Varshney   Director      119,000     $0.10      January 25, 2007
January 25, 2002    Praveen Varshney   Director      119,000     $0.10      January 25, 2007
January 25, 2002    Raj Chowdhry       Employee      150,000     $0.10      January 25, 2007
January 25, 2002    Hari Varshney      Employee      150,000     $0.10      January 25, 2007
January 25, 2002    Nilda Rivera       Employee       30,000     $0.10      January 25, 2007
January 25, 2002    Aly Mawji          Employee       20,000     $0.10      January 25, 2007
January 25, 2002    Debbie Lew         Employee       15,000     $0.10      January 25, 2007
January 25, 2002    Antonio Ricci      Employee       10,000     $0.10      January 25, 2007
January 25, 2002    Romy Yan           Employee        7,000     $0.10      January 25, 2007
January 25, 2002    Erica Tso          Employee        5,000     $0.10      January 25, 2007
January 25, 2002    Rose Yan           Employee        5,000     $0.10      January 25, 2007


Section 3
---------

A. Authorized and Issued Share Capital as at June 30, 2002:

   Authorized share capital - 150,000,000 common shares without par value.

   A total of 8,188,780 shares have been issued for a total of $13,503,911.

IGN INTERNET GLOBAL NETWORK INC.
Supplementary Information, page 2

June 30, 2002
(Unaudited - Prepared by Management)

Section 3 (continued)
---------------------

B. Options, Warrants and Convertible Securities Outstanding as at
June 30, 2002:

--------------------------------------------------------------------------------
Type of                  Number            Exercise or
Security              Or Amount         Convertible Price      Expiry Date
--------------------------------------------------------------------------------
Stock Options          390,000               $0.10             October 13, 2003
                         3,000               $0.10             March 3, 2004
                       630,000               $0.10             January 25, 2007
--------------------------------------------------------------------------------

C. Shares in Escrow or Subject to Pooling as at June 30, 2002:

   Common shares in escrow - Nil

D. List of Directors and Officers as at June 30, 2002:

Praveen K. Varshney      Director & President
Peeyush K. Varshney      Director
Sieglinde Riedi Kammer   Director

IGN INTERNET GLOBAL NETWORK INC.
Management Discussion, page 1
June 30, 2002

Message to Shareholders

Financial Results:
------------------

During the year ended June 30, 2002, IGN Internet Global Network Inc.
(the "Company") recorded a loss of $143,736 compared with a loss of $999,758 for 2001. The decrease in loss was primarily due to a decrease in operations and related operating expenses.

Expenses for the year ended June 30, 2002 were $110,724 as compared to $1,078,099 for the year ended June 30, 2001. The decrease in expenses has been a result of the slow down of operations since April 2001.

Operations Update:
------------------

Effective at the end of April 2001, management slowed operations to conserve financial resources. The market has been saturated with internet casinos and there is a probability that Las Vegas casinos will enter the marketplace.

Thus, other courses of action are being explored including the divestiture of the internet casino software and/or other components of the Company.

On July 4, 2002, the Company announced that further to the TSX Venture Exchange's (the "Exchange") bulletin dated June 20, 2002, the Company had been designated as Inactive effective June 21, 2002, in accordance with Policy 2.6. A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements ("TMR") of the Exchange as outlined in the Exchange's Policy 2.5.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR. A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Company, within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.

Management would like to thank you for your continued support as we face the current economic reality affecting many internet based businesses. We look forward to updating the Company's shareholders as new opportunities are investigated.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney
Director

November 15, 2002

                    IGN INTERNET GLOBAL NETWORK INC.

Consolidated Balance Sheets

September 30, 2002 and June 30, 2002

----------------------------------------------------------------------------------
                                              September 30,               June 30,
                                                      2002                   2002
----------------------------------------------------------------------------------
                                                (unaudited)              (audited)
Assets

Current assets:
   Cash                                       $     3,229             $     9,757
   Accounts receivable                              4,209                   3,509
----------------------------------------------------------------------------------
                                                    7,438                  13,266

Capital assets (Note 4)                             2,102                   2,275
----------------------------------------------------------------------------------
                                              $     9,540             $    15,541
==================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities   $    64,737             $    66,726
   Due to related parties (Note 5)                145,527                 128,471
----------------------------------------------------------------------------------
                                                  210,264                 195,197

Non-controlling interest                          119,708                 120,050

Shareholders' equity:
   Share capital (Note 6)                     13,503,911               13,503,911
   Deficit                                   (13,824,343)             (13,803,617)
   ------------------------------------------------------------------------------
                                                (320,432)                (299,706)
---------------------------------------------------------------------------------
                                              $    9,540              $    15,541
==================================================================================

IGN INTERNET GLOBAL NETWORK INC.
Consolidated Statements of Operations and Deficit

For the three months ended September 30, 2002 and 2001
(Prepared by Management)

----------------------------------------------------------------------------------
                                                      2002                   2001
----------------------------------------------------------------------------------
Expenses:
   Amortization                                       172                   2,173
   Bank charges and interest                          251                     612
   Foreign exchange loss                               26                       -
   Management fees                                  7,500                  18,000
   Office and administration                        4,744                   1,244
   Professional fees                                    -                   4,800
   Regulatory fees and transfer agent                 447                     627
   Rent                                             5,441                   6,183
   Wages and benefits                               2,491                       -
----------------------------------------------------------------------------------

Loss before non-controlling interest               21,072                  33,639

Non-controlling interest                             (346)                   (363)
----------------------------------------------------------------------------------

Loss for the period                                20,726                  33,276

Deficit, beginning of period                   13,803,617              13,661,588
----------------------------------------------------------------------------------

Deficit, end of period                        $13,824,343             $13,694,864
==================================================================================

Loss per share                                  $   0.003               $   0.003

Weighted average number of shares outstanding   8,188,780              10,313,780
==================================================================================

IGN INTERNET GLOBAL NETWORK INC.
Consolidated Statements of Cash Flows

For the months ended September 30, 2002 and 2001
(Prepared by Management)

---------------------------------------------------------------------------------------
                                                           2002                   2001
---------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
   Loss for the year                               $ (20,726)              $  (33,276)
   Items not involving cash:
      Amortization                                       172                    2,173
      Non-controlling interest                          (346)                    (363)
   Change in non-cash operating working capital:
      Accounts receivable                               (700)                       -
      Prepaid expenses                                     -                       68
      Accounts payable and accrued liabilities        (1,984)                   2,689
      Due to related parties                          17,056                   25,875
---------------------------------------------------------------------------------------

Decrease in cash                                      (6,528)                  (2,834)

Cash, beginning of period                              9,757                   18,194
---------------------------------------------------------------------------------------

Cash, end of period                                $   3,229               $   15,360
=======================================================================================

IGN INTERNET GLOBAL NETWORK INC.
Notes to Consolidated Financial Statements

Three months ended September 30, 2002
(Prepared by Management)
-------------------------------------------------------------------------------

1. Nature and continuance of operations

   The Company has been designated as inactive effective June 1, 2002 by the TSX Venture Exchange (the "Exchange").

   The Company was in the business, through its subsidiaries, of providing and developing internet services, including gaming, financial services, advertising, commerce and broadcasting.

   These financial statements have been prepared on the going concern basis. The Company commenced commercial operations in the 1998 fiscal year, and had ceased operations on April 1, 2001 as there is too much competition in the internet casinos market. The Company is exploring other sources of action, including the divestiture of the casino and/or other components of the Company. The application of the going concern concept is dependent upon the Company's ability to obtain necessary financing to meet its working capital requirements, and to realize its capital assets.

2. Summary of significant accounting policies

   a) Principles of Consolidation
      ---------------------------

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries INTERFI Financial Services Inc. (incorporated in Nevada, USA), Winstreak Services Limited (incorporated in British Columbia, Canada) and IGN (BVI) Inc. (incorporated in British Virgin Islands) which holds all the issued and outstanding voting common shares of Internet Global Network (Barbados) Inc. (incorporated in Barbados) and subsidiaries. The major subsidiaries of Internet Global Network (Barbados) Inc. are INTERFI Corporation (incorporated in St. Kitts) (wholly-owned) and Winventure Limited (incorporated in British Virgin Islands) (86% owned) and Winventure Limited's wholly-owned subsidiary WinStreak Limited (incorporated in St. Kitts). The Company and IGN (BVI) Inc. are beneficiaries of The InterActive Technology Trust which holds all of the issued and outstanding non-voting common shares of Internet Global Network (Barbados) Inc.

      All material intercompany transactions and balances are eliminated on consolidation.

   b) Capital Assets
      --------------

      Capital assets are carried at cost less accumulated amortization. Annual rates of amortization are as follows:

      ------------------------------------------------------------------------
      Asset                        Basis                      Rate
      ------------------------------------------------------------------------
      Computer hardware            declining balance          30%
      ------------------------------------------------------------------------

IGN INTERNET GLOBAL NETWORK INC.
Notes to Consolidated Financial Statements

Three months ended September 30, 2002
(Prepared by Management)
-------------------------------------------------------------------------------

2. Summary of significant accounting policies (continued)

   b) Capital Assets (continued)
      --------------------------

      Costs incurred to develop internal-use computer software are capitalized during the application development stage only. Costs capitalized include external direct costs of materials and services consumed in developing internal-use software, and the excess purchase price over the net book value of assets acquired pursuant to additional ownership interests purchased in Winventure Limited (Note 3). All other costs incurred to develop internal-use computer software are expensed as incurred. Software development costs are amortized on a straight-line basis over a period not exceeding three years.

      Registration fees and related costs relating to an internet gaming licence in St. Kitts are deferred and amortized on a straight-line basis over two years.

   c) Foreign Currency Translation
      ----------------------------

      Integrated foreign operations and foreign denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

   d) Loss per Share
      --------------

      Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

   e) Interim financial statements
      ----------------------------

      These interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's most recent annual financial statements. These interim financial statements follow the same accounting policies and methods of application used in the Company's audited annual financial statements as at and for the period ended
      June 30, 2002.

IGN INTERNET GLOBAL NETWORK INC.
Notes to Consolidated Financial Statements

Three months ended September 30, 2002 and 2001
(Prepared by Management)
-------------------------------------------------------------------------------


3. Acquisitions of further interests in subsidiary

   Winventure Limited ("Winventure") and its wholly owned subsidiary, Winstreak Limited, carried out the internet gaming development and operation activities of the Company. Winventure has two other shareholders, one of which is a related party. During the three months ended September 30, 2002, the Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure. The Company owns approximately 86% of the outstanding common shares of Winventure as at September 30, 2002.

   In previous years, additional acquisitions had been accounted for using the purchase method whereby the excess purchase price over the book value of the identifiable net assets acquired was allocated to deferred software development costs.

4. Capital assets

                                   September 30, 2002
                            -------------------------------------
                                         Accumulated    Net book
                             Cost       amortization     value
                            -------     ------------    --------
   Computer hardware        $ 5,032      $   2,930      $  2,102
                            =======      =========      ========

5. Due to related parties

   The amounts are due to directors and companies controlled by directors. The amounts bear no interest and are repayable on demand.

6. Share capital

   a) Authorized
      ----------

      150,000,000 common shares without par value.

   b) Issued and Fully Paid

                                                 Number of shares                Amount
                                                  ----------------                ------
      Balance, June 30, 2001 and 2000                 10,313,780            $  13,503,911

      Escrow shares cancelled                         (2,125,000)                       -
                                                    ------------            -------------
      Balance, September 30, 2002 and June 30, 2002    8,188,780            $  13,503,911
                                                    ============            =============

IGN INTERNET GLOBAL NETWORK INC.
Notes to Consolidated Financial Statements

Three months ended September 30, 2002 and 2001
(Prepared by Management)
-------------------------------------------------------------------------------

7. Share capital (continued)

   c) Stock Options

      The Company has 1,016,000 stock options outstanding in total. Summaries of options granted are as follows:

                                     Number of        Weighted average
                                      shares           exercise price
                                     ---------        ----------------
     Balance, June 30, 2002          1,023,000               0.10
     Cancelled / expired                (7,000)              0.10
                                     ---------
     Balance, September 30, 2002     1,016,000               0.10
                                     =========

      As at September 30, 2002, the following stock options were outstanding:

         Number of shares         Exercise price            Expiry date
         ----------------         --------------            -----------
             390,000                $   0.10                October 13, 2003
               3,000                    0.10                March 3, 2004
             623,000                    0.10                January 25, 2007

8. Related party transactions

   (a) During the period, the Company paid or accrued management fees of $7,500 to a company controlled by a director of the Company.

   (b) During the period, the Company paid or accrued administrative fees of $3,000 to a company controlled by a director of the Company.

   (c) During the period, the Company paid or accrued rent of $5,441 for rent to a company with common directors.

9. Commitments and contingencies

   The Company entered into a management service agreement with a company controlled by a director of the Company to provide general management and administrative services at a monthly charge of $5,000 and $1,000 respectively for a period of three years to December 31, 2002. Effective June 1, 2002, the monthly management fee had been reduced to $2,500 as a result of the Company being designated as inactive by the Exchange.

IGN INTERNET GLOBAL NETWORK INC.
Supplementary Information, page 1

September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

Section 1
---------

-------------------------------------------------------------------------------
Transactions with Non-Arms Length Parties during the current fiscal year-to-date:
-------------------------------------------------------------------------------
During the period, the Company paid or accrued management fees of $7,500 to a company controlled by a director of the Company, administrative fees of $3,000 to a company controlled by a director of the Company and rent of $5,441 for rent to a company with common directors.
-------------------------------------------------------------------------------

Section 2
---------

A.  Securities Issued During the Current Fiscal Year-To-Date:

------------------------------------------------------------------------------------------------
Date of   Type of Security   Type of Issue   Number   Price   Total      Type of
Issue                                       of Shares       Proceeds   Consideration  Commission
------------------------------------------------------------------------------------------------
NIL.


B.  Options Granted During the Current Fiscal Year-To-Date:

-------------------------------------------------------------------------
Date of         Name of       Type of    Number of      Expiry    Expiry
Issue           Optionee      Option     Shares         Price     Date
-------------------------------------------------------------------------
NIL.

Section 3
---------

A.  Authorized and Issued Share Capital as at September 30, 2002:

    Authorized share capital - 150,000,000 common shares without par value.

    A total of 8,188,780 shares have been issued for a total of $13,503,911.

B. Options, Warrants and Convertible Securities Outstanding as at September 30, 2002:

-------------------------------------------------------------------------------
Type of              Number             Exercise or
Security          Or Amount           Convertible Price             Expiry Date
-------------------------------------------------------------------------------
Stock Options      390,000                $0.10                October 13, 2003
                     3,000                $0.10                   March 3, 2004
                   623,000                $0.10                January 25, 2007
-------------------------------------------------------------------------------

C. Shares in Escrow or Subject to Pooling as at September 30, 2002:

   Common shares in escrow - Nil

D. List of Directors and Officers as at September 30, 2002:

Praveen K. Varshney          Director & President
Peeyush K. Varshney          Director
Sieglinde Riedi Kammer       Director
Bali Chowdhry                Secretary

IGN INTERNET GLOBAL NETWORK INC.
Management Discussion, page 1
September 30, 2002

Message to Shareholders

Financial Results:
------------------

During the three months ended September 30, 2002, IGN Internet Global Network Inc. (the "Company") recorded a loss of $20,726 compared with a loss of $33,276 for the same period in 2001. The decrease in loss was primarily due to a decrease in operations and related operating expenses.

Expenses for the three months ended September 30, 2002 were $21,080 as compared to $33,661 for the three months ended September 30, 2001. The decrease in expenses has been a result of the slow down of operations since April 2001.

Operations Update:
------------------

Effective at the end of April 2001, management slowed operations to conserve financial resources. The market has been saturated with internet casinos and there is a probability that Las Vegas casinos will enter the marketplace.

Thus, other courses of action are being explored including the divestiture of the internet casino software and/or other components of the Company.

On July 4, 2002, the Company announced that further to the TSX Venture Exchange's (the "Exchange") bulletin dated June 20, 2002, the Company had been designated as Inactive effective June 21, 2002, in accordance with Policy 2.6. A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements ("TMR") of the Exchange as outlined in the Exchange's Policy 2.5.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR. A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Company within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.

Management would like to thank you for your continued support as we face the current economic reality affecting many internet based businesses. We look forward to updating the Company's shareholders as new opportunities are investigated.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney
Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       IGN Internet Global Network Inc.
                                       --------------------------------
                                                (Registrant)



Date:   December 31, 2002                    "Peeyush K. Varshney"
        ------------                  ---------------------------------
                                      Mr.Peeyush K. Varshney, Director